

Mail Stop 3030

March 14, 2016

Via Email
Douglas Bathauer
Chief Executive Officer
Integral Technologies, Inc.
805 W. Orchard Drive, Suite 7
Bellingham, WA 98225

> **Re: Integral Technologies, Inc.**
> **Form 10-K for Fiscal-Year Ended June 30, 2015**
> **Response Dated March 11, 2016**
> **File No. 000-28353**

Dear Mr. Bathauer:

We have reviewed your March 11, 2016 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   We note your response to prior comment 4. Please expand applicable future filings to clarify that the agreement in principle is, in fact, an "oral understanding" between the parties. Please also expand your response to clarify the identity of the third party to which you refer, the "terms of the proposed agreement between the parties" and how the definitive documentation does not reflect those terms. We note, in this regard, the statements during your most recent earnings call regarding how the scope of the agreement "increased rather dramatically" and how "more people have come into the landscape which has changed the dynamic of things."

       Please contact Caleb French, Law Clerk, at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

                                             Sincerely,

                                             /s/ Geoff Kruczek for

                                             Amanda Ravitz
                                             Assistant Director
                                             Office of Electronics and Machinery

cc: Stephen A. Cohen
         March J. Ross